GKN PLC

06012637

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

11 April 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Dear Sirs,

GKN plc

- **Annual Information Update**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Encs

dlw 4/18

GKN plc

Annual Information Update

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither GKN plc, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this annual information update and GKN plc does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

The following information has been published or made available to the public by GKN plc over the previous 12 months up to and including 10 April 2006.

1. Announcements made via a Regulatory Information Service

The announcements listed below were published on the London Stock Exchange via a Regulatory Information Service and can be obtained from their website at www.londonstockexchange.com and from the Company's website at www.gkn.com.

Date of Publication	Regulatory Headline
6 Apr 2005	Director Shareholding
8 Apr 2005	Transaction in own shares
14 Apr 2005	Transaction in own shares
15 Apr 2005	Holding(s) in Company
18 Apr 2005	Transaction in own shares
26 Apr 2005	2004 Results under IFRS
27 Apr 2005	Transaction in own shares
28 Apr 2005	Transaction in own shares
29 Apr 2005	Transaction in own shares
29 Apr 2005	2004 Results under IFRS
5 May 2005	Result of AGM
5 May 2005	AGM Statement
6 May 2005	Transaction in own shares
11 May 2005	Director Shareholding
12 May 2005	Transaction in own shares
13 May 2005	Transaction in own shares
17 May 2005	Transaction in own shares
18 May 2005	Transaction in own shares

20 May 2005	Holding(s) in Company
23 May 2005	Holding(s) in Company
24 May 2005	Transaction in own shares
29 Jun 2005	Notice of Results
19 Jul 2005	Blocklisting – Interim Review
2 Aug 2005	Holding(s) in Company
4 Aug 2005	Interim results
13 Sep 2005	Holding(s) in Company
23 Sep 2005	Director Declaration
5 Oct 2005	Director/PDMR Shareholding
21 Oct 2005	Transaction in own shares
24 Oct 2005	Transaction in own shares
25 Oct 2005	Transaction in own shares
26 Oct 2005	Transaction in own shares
27 Oct 2005	Transaction in own shares
28 Oct 2005	Transaction in own shares
31 Oct 2005	Transaction in own shares
1 Nov 2005	Transaction in own shares
18 Nov 2005	Acquisition(s)
22 Nov 2005	Additional Listing
23 Nov 2005	Directorate Change
8 Dec 2005	Holding(s) in Company
12 Dec 2005	Trading Statement
15 Dec 2005	Director/PDMR Shareholding
16 Dec 2005	Director/PDMR Shareholding
19 Dec 2005	Change in NED Responsibilities
20 Dec 2005	Director/PDMR Shareholding
6 Jan 2006	Notice of Results
18 Jan 2006	Blocklisting – Interim Review
28 Feb 2006	Final Results
1 Mar 2006	Holding(s) in Company
23 Mar 2006	Director Declaration
29 Mar 2006	Annual Report and Accounts
29 Mar 2006	New GKN plant in China

2. Documents filed with the Registrar of Companies

The documents listed below were filed with the Registrar of Companies and copies can be obtained from the Companies House website at www.companieshouse.gov.uk or from Companies House, Crown Way, Cardiff CF14 3UZ.

Date of Filing	Brief Description of Document(s)
8 Apr 2005	Forms 169(1B) – Treasury Shares returns (2)
14 Apr 2005	Form 88(2) – return of allotment of shares (2)
21 Apr 2005	Form 88(2) – return of allotment of shares
6 May 2005	Form 88(2) – return of allotment of shares (3)
12 May 2005	Form 88(2) – return of allotment of shares
12 May 2005	Form 169(1B) – Treasury Shares return
26 May 2005	Form 363s - Annual Return, Report and Accounts for y/e 31 December 2004, certified copy of AGM resolutions and Memorandum and Articles of Association
2 Jun 2005	Form 169(1B) – Treasury Shares return (2)
3 Jun 2005	Form 169(1B) – Treasury Shares return
3 Jun 2005	Form 88(2) – return of allotment of shares
17 Jun 2005	Form 88(2) – return of allotment of shares (2)
29 Jun 2005	Form 169(1B) – Treasury Shares return
7 Jul 2005	Form 88(2) – return of allotment of shares (2)
12 Aug 2005	Form 88(2) – return of allotment of shares (2)
6 Sep 2005	Form 88(2) – return of allotment of shares
24 Oct 2005	Form 88(2) – return of allotment of shares (2)
3 Nov 2005	Form 88(2) – return of allotment of shares (3)
17 Nov 2005	Form 169(1B) – Treasury Shares return (2)
24 Nov 2005	Form 88(2) – return of allotment of shares
30 Nov 2005	Form 169(1B) – Treasury Shares return
1 Dec 2005	Form 88(2) – return of allotment of shares
11 Jan 2006	Form 88(2) – return of allotment of shares (3)
17 Jan 2006	Form 288b – resignation of Richard Clowes as Director
20 Jan 2006	Form 88(2) – return of allotment of shares
14 Feb 2006	Form 288b – resignation of Ian Griffiths as Director
17 Feb 2006	Form 88(2) – return of allotment of shares (2)
4 Apr 2006	Form 88(2) – return of allotment of shares (2)

82 - 5204

3. Documents sent to shareholders or filed with the UK Listing Authority's Document Viewing Facility

All documents sent to shareholders were filed with the UKLA Document Viewing Facility on the same day. The UK Listing Authority's Document Viewing Facility is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Date	Brief Description of Document(s)
5 May 2005	Resolutions concerning special business passed at the 2005 Annual General Meeting
11 Aug 2005	2005 Interim Report
29 Mar 2006	2005 Report & Accounts, Circular regarding the 2006 Annual General Meeting and Form of Proxy

Copies of this Annual Information Update and the documents referred to within it are held at and can be obtained from the Company's Registered Office, PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL.

G Denham
Company Secretary

11 April 2006